FutureTech II Acquisition Corp.
128 Gail Drive

New Rochelle, NY 10805

November 26, 2025

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention:	Joshua Gorsky
Alan Campbell

Re:	FutureTech II Acquisition Corp.
Request to Withdraw
Registration Statement on Form S-4 (File No. 333-285001)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FutureTech II Acquisition Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-4 (File No. 333-285001), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on February 14, 2025, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination in the manner described in the Registration Statement. The Company hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

On August 5, 2025, the Company and Longevity Biomedical, Inc. (“LBI”) entered into an amended and restated business combination agreement, whereby the structure of the business combination was modified to provide that the Company will merge with and into Longevity Biomedical Holdings, Corp. (“PubCo”) and then LBI will merge with and into a wholly owned subsidiary of PubCo. Accordingly, PubCo will now be the ultimate parent of the combined company and the issuer of the securities to be issued in connection with the business combination (the “Business Combination”). On November 12, 2025, PubCo, as registrant, filed a new registration statement on Form S-4 (File No. 333-291481) in connection with the Business Combination. Accordingly, the Company will not proceed with the issuance of the securities that were the subject of the Registration Statement, and the Company hereby requests the withdrawal of the Registration Statement pursuant to Rule 477(a) of the Securities Act.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

The Company respectfully requests that you send a copy of the written order granting withdrawal of the Registration Statement to Ray Chen c/o FutureTech II Acquisition Corp. at 128 Gail Drive, New Rochelle, NY 10805, with a copies to James A. Prestiano, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 and Adam Marshall, Esq., Nelson Mullins, 201 17th St. NW, Suite 1700, Atlanta, GA 30363.

Please contact James A. Prestiano, Esq. of Loeb & Loeb LLP by telephone at (212) 407-4831 or by email at jprestiano@loeb.com or Adam Marshall, Esq. of Nelson Mullins at (404) 322-6709 or by email at adam.marshall@nelsonmullins.com if you have any questions or concerns regarding this matter.

Sincerely,

FUTURETECH II ACQUISITION CORP.

By:	/s/ Ray Chen
Name:	Ray Chen
Title:	Chief Executive Officer